Paragon 28, Inc.

14445 Grasslands Drive

Englewood, CO 80112

October 12, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:           Ibolya Ignat, Lynn Dicker, Jane Park and Laura Crotty

Re:	Paragon 28, Inc.
Registration Statement on Form S-1 (File No. 333-259789)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-259789) (the “Registration Statement”) of Paragon 28, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 14, 2021, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Phillip Stoup at (415) 395-8216 or, in his absence, Shayne Kennedy at (714) 755-8181.

Thank you for your assistance in this matter.

Very truly yours,

Paragon 28, Inc.

By:	/s/ Albert DaCosta
Albert DaCosta Chief Executive Officer

cc:	B. Shayne Kennedy, Latham & Watkins LLP
Phillip Stoup, Latham & Watkins LLP